O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  EGONZALEZ@OLSHANLAW.COM

DIRECT DIAL:  212.451.2206

March 28, 2023

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Primo Water Corp /CN/ PREC14A filed March 20, 2023 Filed by Legion Partners Holdings, LLC, et al. SEC File No. 1-31410

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 28, 2023 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Legion Partners Holdings, LLC and the other participants named therein (collectively, “Legion”). We have reviewed the Staff Letter with Legion and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed March 20, 2023

Proposal No. 5 - Approval of the Company’s Bylaws, page 32

1.	Explain what “required” the Company to remove certain bylaw provisions which were previously included in amended bylaws adopted in 2021. If you are asserting that the Company opted to remove those provisions to address shareholder concerns, please so state here and in other places in the proxy statement where you use similar language.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

2.	Explain what you mean by the reference to “off-market requirements” on page 34 of the proxy statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 28, 2023

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to remove the reference.

3.	Revise to provide more detail about the specific bylaw provisions that you oppose and what effect you believe they will have on shareholders if adopted. For example, explain specifically what provisions are, in your view, “unreasonably onerous and ambiguous” and how, if adopted, you believe these bylaw amendments may negatively impact shareholders.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Form of Proxy, page 64

4.	Revise to identify by name the Company Nominees opposed and unopposed by Legion. In addition, in the proxy statement, explain why Legion opposes the specific four Company Nominees identified.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

General

5.	We note that on March 23, 2023, the Company filed a revised preliminary proxy statement stating that it has waived its objection to two of your nominees under the Company’s advance notice bylaw provisions. Generally update the proxy statement to reflect this development, and in particular, the fact that two (but not all) of your nominees now appear on the Company’s revised proxy card.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

6.	Throughout the proxy statement where appropriate, discuss what will occur with respect to proxies you receive with votes for the Company’s nominees or on proposals other than the director election proposal, in the event you do not proceed with your solicitation or if your nominations are deemed invalid by a court of competent jurisdiction.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

7.	We note the following disclosure on page 4 of the proxy statement: “Legion intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 – Request for Voting Instructions to ‘objecting beneficial owners’ in accordance with National Instrument 54-101.” Please provide explanatory background about this Canadian legal provision in your response letter, with a view to possible additional disclosure.

March 28, 2023

Legion acknowledges the Staff’s comment. On a supplemental basis, Legion respectfully notes that this disclosure addresses a Canadian form requirement set out under Item 4 of Form 51-102F relating to complying with Canadian Securities Administrators’ National Instrument 54-101. In particular, this form requires disclosure of whether Legion intends to pay for an intermediary (such as Broadridge) to send proxy-related materials (e.g., proxy statement and form of proxy or voting instruction form) to objecting beneficial owners. An objecting beneficial owner is a beneficial owner of Primo’s stock who chose not to release their contact information directly to the issuer; as such, the issuer is not able to send proxy-related materials directly to them.

This form requirement is intended to address the possibility that an issuer or dissident opting not to pay for an intermediary to deliver proxy-related materials to objecting beneficial owners, in which case it would be required to disclose that fact and include additional disclosure to address the fact that an objecting beneficial owner will only receive such proxy-related materials if the intermediary assumes the cost of delivery.

We note that similar disclosure is set out in the Company’s preliminary proxy statement filed with the SEC on March 23, 2023 (see page 7, under the heading “If I am a non-registered beneficial shareowner, how can I vote my shares?”).

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman